SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2024
PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
30 April 2024

PRUDENTIAL PLC Q1 BUSINESS PERFORMANCE UPDATE

First quarter new business profit up 11 per cent (excluding economic impacts)

Performance highlights on a constant (and actual) exchange rate basis for the three months ended 31 March 2024

●
First quarter 2024 new business profit up 11 per cent excluding economic impacts to $810 million diversified across our geographical markets. After allowing for economic impacts, new business profit was broadly unchanged at $726 million.
●
First quarter APE sales were up 7 per cent (4 per cent) to $1,625 million. The business showed continued momentum despite strong comparators in Hong Kong and CPL (described below) and headwinds in Vietnam.

APE new business sales (APE sales) and EEV new business profit (NBP)

			Constant exchange rate				Actual exchange rate
	Q1 2024 $m		Q1 2023 $m		Change %		Q1 2023 $m		Change %
	APE sales	NBP	APE sales	NBP	APE sales	NBP	APE sales	NBP	APE sales	NBP
Total	1,625	726	1,514	727	7%	-%	1,559	743	4%	(2)%
Total new business margin (%)		45%		48%				48%
Total excluding economic impacts	1,625	810	1,514	727	7%	11%	1,559	743	4%	9%
Total new business margin excluding economic impacts (%)		50%		48%				48%

CEO Anil Wadhwani, said: “Against a strong prior period comparator that reflects our outperformance in Q1 2023 when the border between Hong Kong and the Chinese Mainland reopened, I am pleased the Group has delivered new business profit growth of 11 per cent, excluding economic impacts. Our continued focus on the quality of business written is reflected in new business profit (excluding economic impacts) growing more than APE sales. Our total APE sales have grown sequentially each quarter since Q3 2023, reflecting resilient consumer demand across Asia and demonstrating the strength of our multi-market and multi-channel distribution model. Together, we believe this provides a sound base for continued FY 2024 new business growth. Given the relentless execution focus in implementing our strategy, we are increasingly confident in achieving our 2027 financial and strategic objectives. We remain focused on accelerating value creation for our shareholders and we expect to provide an update on our capital management plans by HY 2024 results.”

Market highlights for the three months ended 31 March 2024

In Hong Kong, we continued to focus on quality growth. Despite the significant rebound in Q1 2023 where we outperformed the market as the border reopened, our total APE sales still grew 1 per cent with both domestic and Chinese Mainland visitor segments growing. The combined contribution of agency and bancassurance APE sales in Q1 2024 remained broadly consistent with the second half of 2023 as a proportion of Hong Kong’s total APE sales. For the Chinese Mainland visitor segment, average case sizes were broadly stable compared with the levels seen in the second half of last year, smaller than that seen in the first quarter of 2023. New business margins increased year-on-year, from 64 per cent to 69 per cent (73 per cent when prepared using economics as at full year 2023), supported in part by a 16 per cent increase in health and protection APE sales. The first quarter new business profit grew more strongly than APE sales reflecting the increase in new business margin.

Despite falling 17 per cent year-on-year, APE sales for CITIC Prudential Life (CPL), our Chinese Mainland joint venture, in the first three months of 2024 exceeded the total for the last six months of 2023, for both the agency and bancassurance channels. We continue to optimise our product portfolio in this market towards long-term savings, annuities and health and protection. Our continued focus on quality and product optimisation efforts increased new business margins by 4 percentage points from the first quarter in the prior year, excluding the impact of updated economics. CPL’s first quarter 2024 margin, when prepared using full year 2023 economics, was consistent with the full year 2023 margin, at 42 per cent.

The rebound in sales momentum in Singapore seen in the second half of 2023 continued in the first quarter, with a third sequential quarter of growth in APE sales. Compared with the first quarter of 2023, APE sales in Singapore increased by 2 per cent and new business margins improved by 2 percentage points (excluding economic impacts) leading to an increase in new business profit.

Our Malaysian businesses delivered APE growth of 29 per cent compared with the prior year, driven by a 50 per cent growth in bancassurance sales underpinned by our strong bank partnerships particularly that with UOB supported by new product launches. Health and protection APE sales as a proportion of total sales increased when compared to the same period in 2023. Higher APE sales in Malaysia increased new business profit, although margins declined given the higher proportion of bancassurance sales.

In Indonesia, APE sales were down (10) per cent compared with the first quarter in 2023, following base effects due to regulatory actions on investment linked products that took effect in the second quarter of 2023. Bancassurance sales grew significantly by 26 per cent compared with the prior year, driven by growth through UOB on its expanded customer base following the integration of Citi Bank. Lower APE sales and channel mix effects in Indonesia contributed to lower new business profit. We are continuing with our program of transformation to improve overall productivity and profitability.

Across the businesses in our “growth markets and other” segment a strong increase in APE sales of 28 percent was generated in total, driven by Thailand, Taiwan, India and Africa. This more than offset continued weakness in Vietnam. New business margins declined given business mix effects, but given the significant growth in APE sales, overall new business profit increased.

Eastspring’s funds under management or advice grew to $239 billion at the end of March 2024 compared to $237 billion at the end of 2023. As well as strong net inflows from the Group’s insurance business following continued growth, there were $0.1 billion of net inflows from third parties (excluding money market funds and funds managed on behalf of M&G), with strong flows into the retail business offset by flows out of the institutional business.

Notes
Comparisons are to the first three months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated. All results are presented in US dollars.

See “Definitions of Performance Metrics” below for explanation of performance measures used in this announcement.

Contact:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Sophie Sophaon	+852 6286 0229	Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential’s mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Metrics presented

This business performance update provides information on the trading and sales development of the Group in the first three months of 2024. This update focusses on annual premium equivalent (APE) and new business profit (NBP), which are key metrics used by the Group’s management to assess and manage the development and growth of the business. APE sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. NBP is measured in accordance with European Embedded Value (EEV) Principles and reflects the value of future profit streams which are not fully captured in shareholders’ equity in the year of sale under IFRS. Under this methodology, discount rates and other economic assumptions are updated at the end of each reporting period to reflect current interest rates, introducing a degree of volatility into the NBP measure. In addition, the entire NBP amounts within a given reporting period are updated using end of period discount rates. In particular, the first three months 2024 NBP contained in this announcement is based on interest rates as at 31 March 2024. When published, the half year 2024 results will contain NBP for the half year based on interest rates as at 30 June 2024. Consequently, the NBP values for the first three months of 2024 that will be included in the half year 2024 results may differ to the amounts presented in this announcement. In addition to the NBP presented as described above, we also present new business profit excluding economic impacts. This is NBP calculated using interest rates and other economics at 31 March 2023 to show underlying growth compared with the prior year. It is based on average exchange rates for the three months ended 31 March 2024 which are also used to determine the constant exchange rate Q1 2023 amount.

The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Further information about these metrics including a reconciliation of EEV shareholders’ equity for full year 2023 to the most directly comparable IFRS measure can be found in the Group’s 2023 Annual Report and Accounts.

Definitions of Performance Metrics

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

New business profit
Presented on a post-tax basis, on business sold in the year, calculated in accordance with EEV principles.

New business profit excluding economic impacts (and the movements therein) represent the amount of NBP for the first three months of 2024 calculated using economics (including interest rates) as at 31 March 2023 using average exchange rates for the first three months of 2024. Comparisons are to the Q1 2023 new business profit on a constant exchange rate basis to indicate underlying growth.

See the Prudential 2023 Annual Report for further information on the metrics above, including reconciliations to IFRS where appropriate.

Forward-Looking Statements

This announcement contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses’) plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses’) beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

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current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
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asset valuation impacts from the transition to a lower carbon economy;
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derivative instruments not effectively mitigating any exposures;
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global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
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the longer-term impacts of Covid-19, including macro-economic impacts on financial market volatility and global economic activity and impacts on sales, claims (including related to treatments deferred during the pandemic), assumptions and increased product lapses;
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the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
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the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential’s designation as an Internationally Active Insurance Group;
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the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
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legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
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the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential’s stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
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the impact of competition and fast-paced technological change;
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the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
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the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
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the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group’s operations or employees;
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the availability and effectiveness of reinsurance for Prudential’s businesses;
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the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
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disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;
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the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
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the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
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the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential’s 2023 Annual Report, available on Prudential’s website at www.prudentialplc.com.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaim any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of Prudential’s 2023 Annual Report.

Cautionary Statements

This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer